Exhibit 21.1

List of Subsidiaries of PrimeGen Holdings, Inc.

Subsidiaries	Jurisdiction of incorporation or organization
PrimeGen US, Inc.*	Delaware

* PrimeGen US, Inc. will become a subsidiary of PrimeGen Holdings, Inc., following the closing of the Business Combination between PrimeGen US, Inc. and DT Cloud Star Acquisition Corporation.